Trading Symbol TSX:GGC

INCUMBENT GENCO BOARD RECEIVES INSTITUTIONAL SUPPORT

June 17, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. ("Genco") is pleased to announce that the slate of directors proposed by Genco for re-election at its Annual Meeting on June 26, 2008 (the "Meeting") has received support from Haywood Securities Inc. ("Haywood") and Salman Partners Inc. ("Salman").

Institutional Support

Haywood issued an analyst report on June 12, 2008 (the "Haywood Report"), which was critical of the proposed slate of directors nominated by James Anderson (the "Dissident") in his proxy circular dated June 9, 2008. Haywood states that the Dissident's proposed directors "lack the technical capabilities necessary to transition [Genco] towards a larger production platform".

The Haywood Report also stated that the current board of directors (the "Board") "has provided an unfettered environment to realize" management's core objective of transforming Genco into a mid-tier silver producer.

Salman issued an analyst report dated June 17, 2008 (the "Salman Report"), which confirms that its "speculative buy" recommendation is "based on an assessment of the current board and management's goal of developing a larger-scale operation and its ability to do so".

Board Nominations

Genco has nominated for re-election at the Meeting: Robert C. Gardner, Q.C., W. Gordon Blankstein, Brian Smith, Richard Hughes, James McDonald, Eduardo Luna and Leslie Goodman.

Considerations

Under the direction of its current Board and management, Genco has achieved many important milestones and is working diligently towards successfully unlocking the full potential of its mining assets. This view is supported by the Haywood and Salman Reports. The current Board is committed to enhancing shareholder value. The Dissident, along with his nominees, do not have the operating experience or track-record to develop Genco's mining projects. The Dissident has not outlined a strategic or business plan should he acquire effective control of Genco through his proposed slate of directors. The Dissident's objective is to gain effective control of Genco without paying the customary premium for control that would be paid in the event of a take-over bid.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your

WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)